ADVENTO, INC.

8 Jiang gang Qu, Ste 402

Hangzhou, China 310000

Tel: 011-86-13083976291

September 15, 2011

Ms. Jessica Dickerson or Mr. Craig Slivka

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: Advento, Inc.

       Amendment No. 1 to

       Registration Statement on Form S-1

       Filed July 7, 2011

       File No. 333-174607

Dear Ms. Dickerson or Mr. Slivka,

We received your letter dated July 19, 2011, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 2 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment No 1 to Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 7, 2011:

General

1. We note your response to comment one of our letter dated June 27, 2011. However, your response fails to provide a detailed explanation as to why Rule 419 does not apply to Advento, Inc. and this offering. Further, the disclosure in your prospectus continues to suggest uncertainty about your funding requirements and plans to meet those requirements (e.g., the second risk factor on page 7 and the Liquidity and Capital Resources section). Your prospectus also provides confusing disclosure about the actual nature of your “business plan.” In this regard, we note the reference to renting automobiles in the third risk factor on page 7, the presence of assets in Canada in the second risk factor on page 9, and “rental price” of planned products on page 22. Please either withdraw your registration statement, revise the registration statement to comply with Rule 419, or file an amendment only after the company has taken sufficient steps to advance and demonstrate its business operations to remove any uncertainty on the staff’s part that it is a blank check company.

Response:  In response to this comment we file an amendment showing that the company has taken sufficient steps to advance and demonstrate its business operations:

- The company executed Sales Contract on April 23, 2011 with Hangzhou Yongsheng Holdings Co., Ltd, a private Chinese manufacturer that produces high quality shower cabinets.

- The company executed a Contract on August 24, 2011 with Galeon” Co., Ltd a Russian company that agreed to buy shower cabinets and shower screens lids from us.

- The company registered a website www.advento.biz

- The company purchased models of the several bath cabinets from its supplier.

We have revised confusing disclosures about the actual nature of our business. We have also revised to clarify the uncertainty about our funding requirement.

2. We note a website for a company with a similar name and product offerings similar to the products you state that you intend to offer. This website is www.advento.cn. Please tell us what relationship, if any, your company has or had with the company found on this website.

Response:  In response to this comment we hereby confirm that we do not have any relationship with the company whose website is www.advento.cn.

Management’s Discussion and Analysis or Plan of Operation, page 15

Liquidity and Capital Resources, page 17

3. We note your response to comment 13 of our letter dated June 27, 2011. Please confirm to us whether you have been or whether you are in the process of conducting a private offering simultaneously with the filing of this registration statement.

Response:  In response to this comment we hereby confirm that we have not been or we are not in the process of conducting a private offering simultaneously with the filing of this registration statement.

This letter responds to all comments contained in your letter dated July 19, 2011.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct any further comments or questions you may have to us, at adventoinc@gmail.com or to the company's legal counsel Mr. David M. Loev, at:

David M. Loev
The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401

Tel: (713) 524-4110
Fax: (713) 524-4122

Thank you.

Sincerely,

/S/ Liang Wei Wang

Liang Wei Wang, President